Exhibit 99.1

Vermilion Energy Inc. Announces $0.19 CDN Cash Dividend for December 17, 2012 Payment Date

CALGARY, Nov. 15, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion") (VET - TSX) is pleased to announce a cash dividend of $0.19 CDN per share payable on December 17, 2012 to all shareholders of record on November 30, 2012.  The ex-dividend date for this payment is November 28, 2012.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

As previously announced Vermilion's Board of Directors has approved a 5.3% increase in the monthly cash dividend to $0.20 CDN per share from the previous level of $0.19 CDN per share.  The increase is expected to become effective for the January 2013 dividend payable on February 15, 2013. In accordance with applicable corporate law and solvency requirements, formal declaration and payment of the January 2013 dividend remains subject to final Board of Director approval prior to its declaration on or about January 15, 2012.

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion believes it is well positioned to continue to provide shareholders with steady growth and stable and growing dividends.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 15-NOV-12